EXHIBIT 99.3

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Response Biomedical Corporation (“Response”)
1781 – 75th Avenue West
Vancouver, British Columbia
V6P 6P2

2.	Date of Material Change

November 22, 2011.

3.	News Release

A news release was issued and disseminated on November 22, 2011.

4.	Summary of Material Change

Response announced that it has entered into an agreement (the “Note Purchase Agreement”) with affiliates of OrbiMed Advisors LLC (the “Lenders”) pursuant to which such affiliates have agreed to loan up to Cdn$2 million to Response by way of a secured debt financing. Concurrently with the execution and delivery of the Note Purchase Agreement, Response drew down Cdn$275,000 from the Lenders.  Subject to the satisfaction of certain conditions, Response may draw down up to 3 further tranches of Cdn$575,000 at its option for a maximum potential draw of Cdn$2 million

5.1	Full Description of Material Change

Response announced that it has entered into the Note Purchase Agreement with the Lenders pursuant to which the Lenders have agreed to loan up to Cdn$2 million to Response by way of a secured debt financing.

The key terms of the debt financing are as follows:

(a)
concurrently with the execution and delivery of the Note Purchase Agreement, Response drew down Cdn$275,000 from the Lenders.  Subject to the satisfaction of certain conditions, Response may draw down up to 3 further tranches of Cdn$575,000 at its option for a maximum potential draw of Cdn$2 million;

(b)
all amounts owing under the Note Purchase Agreement are secured by a general charge over all of Response’s assets which will be subject to certain existing rights held over such assets by third parties;

(c)
amounts drawn down under the Note Purchase Agreement bear interest at the rate of 4.5% per annum and Response is further obligated to pay a commitment fee to the Lenders of Cdn$80,000, which is payable on the maturity of the loan, as described below;

(d)
all amounts owing will become due and payable on the earliest of: (i) March 31, 2012; (ii) the occurrence of an event of default followed by a declaration by the Lenders that such amounts are due and payable (or such amounts become due and payable automatically under certain circumstances); and (iii) the completion date of certain specified equity financings;

(e)
the Lenders have the right to appoint an additional director to the Response board of directors (giving OrbiMed Advisors, LLC and its affiliates the right to appoint a total of 3 members of the board).  In order to provide a vacancy on the board of directors which can be filled by such nominee, Dr. Richard Bastiani has tendered his resignation as a director of Response; and

(f)
the Lenders have a right to participate in subsequent financings by Response for a period of up to 24 months so as to maintain their relative ownership interest in Response after completion of such financing.

Amounts borrowed by Response under the Note Purchase Agreement will be used by Response for working capital and other general corporate purposes.

5.2	Disclosure of Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officers of the Company are knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Anastasios Tsonis
Corporate Controller
Telephone: (604) 456-6020

9.	Date of Report

November 23, 2011